SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BOSTON COMMUNICATIONS GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,

(Title of Class of Securities)

100 582 105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

E.Y. Snowden

Chief Executive Officer

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 904-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Michael D. Bain, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

1100 Winter Street, Suite 4650

Waltham, Massachusetts 02451

Telephone: (781) 966-2000

Telecopy: (617) 966-2100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐ Check	the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☒ Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐ third	party tender offer subject to Rule 14d-1.

☒ issuer	tender offer subject to Rule 13e-4.

☐ going-private	transaction subject to Rule 13e-3.

☐ amendment	to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are the Notice of Annual Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2006 (the “Proxy Materials”) filed on April 24, 2006 by Boston Communications Group, Inc. (the “Company”). The Proxy Materials contain a proposal submitted for the approval of the Company’s shareholders to amend the Company’s 2005 Stock Incentive Plan to permit a one-time stock option exchange program under which outstanding stock options having an exercise price that is at least 150% of the fair market value of the Company’s common stock on the date of the exchange offer would be exchanged for new options (the “Option Exchange Program”). The number of options that an employee must surrender in order to obtain a new option will be determined by exchange ratios that will be correspond to the exercise prices of the eligible stock options. Each new option would have an exercise price equal to the fair market value of the Company’s common stock on the date of grant. The Company’s directors, its president/chief executive officer and executive vice presidents will not be eligible to participate in the Option Exchange Program.

The Proxy Materials do not constitute an offer to holders of options to purchase the Company’s common stock to exchange their options, and the Option Exchange Program will only be commenced, if at all, once the Company has obtained the approval of its shareholders. At the time the Option Exchange Program does commence, the Company will provide option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Investors will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov and from the Company’s website at www.bcgi.net.

ITEM 12.	EXHIBITS.

99.1    Notice of Annual Meeting of Shareholders and Proxy Statement for Annual Meeting of Shareholders to be held on June 7, 2006.